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                         November 16, 2023

       Antony Koblish
       President and Chief Executive Officer
       TELA Bio, Inc.
       1 Great Valley Parkway, Suite 24
       Malvern, Pennsylvania 19355

                                                        Re: TELA Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275511

       Dear Antony Koblish:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Justin S. Platt, Esq.